Sub-Item 77I: Terms of new or amended securities

At its August 17, 2017 Special Meeting of the Board of Trustees, the Board approved the termination of the Elkhorn S&P MidCap Consumer Discretionary Portfolio, the Elkhorn S&P MidCap Energy Portfolio, the Elkhorn S&P MidCap Financials Portfolio, the Elkhorn S&P MidCap Health Care Portfolio, the Elkhorn S&P MidCap Industrials Portfolio, the Elkhorn S&P MidCap Information Technology Portfolio, the Elkhorn S&P MidCap Materials Portfolio, the Elkhorn S&P MidCap Consumer Staples Portfolio, and the Elkhorn S&P MidCap Utilities Portfolio, each an additional series of Elkhorn ETF Trust (the "Trust").